READ THIS LETTER TO SHAREHOLDERS IF YOU WANT TO.*

082-03178

+9.1% Revenue (EUR 667.7m)
+16.5% EBITDA (EUR 136.8m)
+22.0% EBIT (EUR 92.0m)
+5.7% Group net profit (EUR 77.6m)
+>100% Net cash flow from operating activities (EUR 137.8m)

- Weather-related increase in Energy segment sales volumes and revenue
- Majority shareholding in Rohöl-Aufsuchungs AG
- Initial consolidation of the Bulgarian district heating plant in Plovdiv
- Acquisition of the Sunny Beach AD electricity distribution facilities in Bulgaria
- Antitrust approval of the district heating cooperation in St. Pölten
- Authorisation to increase the capital stock and carry out a stock split

3/25

* Or wait until the next quarter and simply blindly trust us.

Letter to shareholders Q. 1 2007/08
October 1 – December 31, 2007

Key figures

		2007/08 Q. 1	2006/07 Q. 1	Change in %	2006/07	2005/06
Sales volumes						
Electricity generation	GWh	1,486	1,246	19.2	3,451	4,556
Electricity sales volumes to end customers	GWh	4,987	4,712	5.8	18,043	15,641
Gas sales volumes to end customers	GWh	2,710	2,061	31.5	5,603	7,580
Heating sales volumes to end customers	GWh	406	332	22.3	911	1,067
Consolidated income statement						
Revenue	EUR m	667.7	612.2	9.1	2,233.1	2,071.6
EBITDA	EUR m	136.8	117.5	16.5	350.7	397.4
EBITDA margin	%	20.5	19.2	–	15.7	19.2
Results from operating activities (EBIT)	EUR m	92.0	75.4	22.0	197.3	184.4
EBIT margin	%	13.8	12.3	–	8.8	8.9
Profit before income tax	EUR m	102.9	100.2	2.7	287.4	304.9
Group net profit	EUR m	77.6	73.4	5.7	227.0	221.9
Consolidated balance sheet						
Balance sheet	EUR m	6,809.8	6,084.6	11.9	6,261.9	5,845.8
Equity	EUR m	3,325.7	2,898.2	14.8	3,014.7	2,756.0
Equity ratio	%	48.8	47.6	–	48.1	47.1
Net debt	EUR m	959.8	938.7	2.2	825.3	930.0
Gearing	%	28.9	32.4	–	27.4	33.7
Return on equity (ROE)	%	2.6	2.8	–	9.0	10.6
Return on capital employed (ROCE)	%	2.3	2.3	–	7.1	7.9
Consolidated cash flow and investments						
Cash flow from operating activities	EUR m	137.8	33.8	–	342.8	399.7
Investments[1]	EUR m	111.1	42.2	–	277.7	251.5
Employees						
Number of employees[2]	ø	9,508	9,698	–2.0	9,535	9,973
Thereof Austria	ø	2,444	2,345	4.2	2,365	2,306
Thereof abroad	ø	7,064	7,353	–3.9	7,170	7,667
Share						
Earnings	EUR	1.90	1.80	5.7	5.55	5.43

1) In intangible assets and property, plant and equipment
2) Incl. the employees of the Bulgarian district heating plant EVN Bulgaria Topoflikatsia EAD, incorporated in the consolidated financial statements as at December 14, 2007

Dear shareholders!



In the 1st quarter of the 2007/08 financial year (October 1 – December 31, 2007), EVN continued its successful development. Due to the colder temperatures prevailing in this period in comparison to the previous year, total revenue was up 9.1%, to EUR 667.7m. Earnings improved even more, with the results from operating activities increasing by 22%, to EUR 92.0m. Although the financial results did not match the high level achieved in the preceding year, the Group net profit climbed by 5.7%, to EUR 77.6m. All the business units in the Energy segment succeeded in posting revenue increases, whereas the revenue of the Environmental Services segment decreased.

The Annual General Meeting of the EVN Group held on January 17, 2008 resolved to distribute a dividend of EUR 1.50 per share for the 2006/07 financial year, an increase of 7.1% compared to the dividend payout for the previous financial year. At the same time, the Executive Board was authorised to buy-back up to 10% of the company's share capital over the next 18 months. Other resolutions approved by the Annual General Meeting include the authorisation to increase the capital stock, as well as the implementation of a 4 for 1 stock split.

Colder winter supports business development in the Energy segment

Temperatures in Lower Austria 37.8% lower than in the previous year

As measured by the heating degree total, temperature-related energy requirements in the Austrian regions supplied by the EVN Group were 37.8% higher than in the previous year, and about 13% higher than the long-term average. As a result, gas sales volumes supplied to end customers rose by 31.5%, whereas heating sales volumes were up about 22%. The increase in electricity distribution volumes in Bulgaria and Macedonia by 8.1% and 9.5% respectively can also be partially attributed to the rising heating needs of our customers. In the 1st quarter 2007/08, the EVN Group's own electricity generation rose by 19.2% year-on-year. We succeeded in maintaining stable sales prices for electricity and gas in Lower Austria in the 1st quarter 2007/08. Effective January 1, 2008, there was even a slight decline in additional energy costs for green electricity due to the provisions contained in the Austrian Green Electricity Act. EVN passed on this price reduction to its end customers.

Several smaller projects in the Environmental Services segment

Completed large-scale projects could not be offset

Construction progress on current, usually smaller-sized projects in the Environmental Services segment could not compensate for the profit contributions made in previous reporting periods by the completion of large international projects. However, we continue to expect a high future level of activities in these business areas. At the beginning of February 2008, a consortium agreement was signed to modernise and expand the largest wastewater purification facility in Warsaw, with construction work expected to begin in August 2008. EVN is on the verge of concluding other large-scale projects in the Environmental Services segment.

Investment projects continuously carried forward

Expansion in Bulgaria ensures own production capacities

In the Bulgarian region which EVN supplies with electricity, the EVN Group acquired the district heating plant EVN Bulgaria Toplofikatsia EAD (TEZ Plovdiv), which has a total heat generation capacity amounting to 1,259 MW thermally and 86 MW electrically. It was initially consolidated as at December 14, 2007. This acquisition not only serves as the basis for the EVN Group to double the number of its heating customers, but provides EVN with its first own production capacities in Bulgaria. In October 2007, the EVN Bulgaria EP AD acquired the electricity distribution facilities of the local electricity distribution company Sunny Beach AD, which fulfilled the stipulations of the original privatisation agreement. In Germany, progress was made in constructing the coal-fired power plant in Duisburg, which will have a power generating capacity of 790 MW, in cooperation with Evonik Steag GmbH. The investment programmes in Bulgaria and Macedonia designed to upgrade local network technologies also continued during the period under review. In January 2008, the waste incineration

facility for the City of Moscow, with a total annual capacity of 360,000t, commenced normal operations. The energy arising from the waste incineration process will be used to provide electricity and heat for about 40,000 households. EVN is responsible for operating the plant up until the year 2019.

EVN is the preferred bidder for the construction of hydropower plants in Albania

At the end of January 2008, the Albanian government selected EVN as the preferred bidder in an international tender for the granting of a concession to construct hydroelectric power plants on the Devoll River. Within the context of this tender process, EVN presented a proposal to construct three peak load, storage power stations with a total capacity of approximately 400 MW and annual power production of 1,000 GWh. Also in the 1st quarter 2007/08, antitrust authorities formally approved EVN's acquisition of a further stake in Rohöl-Aufsuchungs AG. EVN now has a majority shareholding, or 50.03%, in Rohöl-Aufsuchungs AG, which EVN will continue including at equity. This is due to a contractual stipulation which does not permit EVN to exert a controlling influence on the company.

Continued implementation of the energy concept for the Lower Austrian Central Region

In the 1st quarter 2007/08, the EVN Group also successfully continued its implementation of the energy concept for the Lower Austrian Central Region on the grounds of the EVN plant located in Dürnrohr/Zwentendorf. On October 1, 2007, we commenced construction on the third waste incineration line at the waste incineration plant in Dürnrohr, which will have a total capacity of 500,000t annually upon completion in 2009, compared to the current capacity of 300,000t p.a. The biomass pilot plant with a capacity of 3 MW has already been put into operation. If feasible, its capacity could potentially be gradually expanded to 120 MW. EVN also started with the implementation of the district heating project for St. Pölten. Following completion of the district heating transmission pipeline, EVN will supply two-thirds of the district heating requirements of the provincial capital with heat from EVN's thermal power station in Dürnrohr starting in the 2009/10 heating season. Also in the 1st quarter of the financial year 2007/08, Europe's largest district heating storage facility, located next to the power plant in Theiss, commenced operations. In the area of renewable energy EVN has been offering special funding since January 1, 2008 to promote the use of solar energy for electricity power generation in Lower Austria. All these projects are designed to ensure that EVN achieves its goals, namely securing energy supplies, providing environmentally compatible energy and raising the level of efficiency at its own power plants. After only a 14 month construction period, the 30 kilometre long drinking water pipeline from the Tulln region to Bisamberg was put into operation on schedule by EVN Wasser, thus significantly improving the quality of water for about 40,000 inhabitants of the area supplied by EVN.

Outlook

Despite the improvement in the results from operating activities in the 1st quarter 2007/08, it will be difficult for the EVN Group to match the record results posted in the previous year. In the Energy segment, the strong price rises for primary energy will further increase pressure on margins and thus lead to a reduced use of EVN's own thermal power plants. New projects in the Environmental Services segment will partly be delayed until the second half of the financial year.

The energy concept for the Lower Austrian Central Region will be continued as planned. Investments in Lower Austria's electricity and gas networks will continue at a high level in order to ensure secure energy supplies in the face of growing demand. Similarly, the investment programme designed to modernise and expand the distribution networks in South East Europe will also proceed as scheduled.

Burkhard Hofer
Spokesman of the Executive Board
February 2007

Business development

Energy sector environment		2007/08 Q. 1	2006/07 Q. 1	Change in %	2005/06 Q. 1
Temperature-related energy demand[1]	%	113	82	–	99
Crude oil price – Brent	EUR/bbl	61.00	47.05	29.6	48.57
Gas price – GIMP[2]	cent/m³	24.19	23.20	4.3	21.77
Coal – API#2[3]	EUR/t	81.71	52.19	56.6	45.07
CO_2 certificates (1st period)	EUR/t	0.08	9.58	–99.2	21.97
Electricity – spot market					
EEX[4] base load electricity	EUR/MWh	57.75	44.67	29.3	59.82
EEX peak load electricity	EUR/MWh	90.88	65.53	38.7	89.16
Electricity – forward market[5]					
EEX base load electricity	EUR/MWh	49.66	57.45	–13.6	40.50
EEX peak load electricity	EUR/MWh	75.42	82.59	–8.7	55.25

1) Calculated according to the heating degree total in Austria. The basis (100%) corresponds to the long-term average value 1997–2006.
2) Gas Import Price (GIMP)
3) ARA notation
4) EEX – European Energy Exchange
5) Average prices for the respective quarterly forward market prices, beginning one year before the respective period under review

Condensed consolidated income statement		2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
Energy revenue		626.9	543.0	83.9	15.4	473.8
Environmental Services revenue		35.3	63.4	–28.1	–44.3	62.9
Strategic Investments and Other Business revenue		5.5	5.8	–0.3	–5.8	11.1
Total revenue		**667.7**	**612.2**	**55.5**	**9.1**	**547.8**
Change in work in progress and own work capitalised		6.5	1.9	4.7	–	1.6
Other operating income		16.3	10.6	5.7	53.5	10.1
Electricity purchases and primary energy expenses		–393.4	–337.8	–55.6	–16.5	–283.2
Other materials and services		–51.7	–75.4	23.8	31.5	–68.5
Personnel expenses		–71.0	–65.8	–5.2	–7.9	–64.1
Depreciation and amortisation		–44.8	–42.0	–2.8	–6.7	–40.9
Other operating expenses		–37.7	–28.3	–9.4	–33.3	–15.0
Results from operating activities (EBIT)		**92.0**	**75.4**	**16.6**	**22.0**	**87.7**
Income from companies included at equity		23.4	28.7	–5.3	–18.4	30.8
Interest and other financial results		–12.4	–3.9	–8.5	–	–6.4
Financial results		**11.0**	**24.8**	**–13.8**	**–55.7**	**24.5**
Profit before income tax		**102.9**	**100.2**	**2.7**	**2.7**	**112.2**
Income tax expense		–19.2	–19.8	0.7	3.4	–21.3
Net profit for the period		**83.8**	**80.4**	**3.4**	**4.2**	**90.9**
Thereof Minority interest		6.2	7.0	–0.8	–11.1	8.7
Thereof EVN AG shareholders (Group net profit)		77.6	73.4	4.2	5.7	82.2
Earnings per share[1]	EUR	**1.90**	**1.80**	**0.10**	**5.7**	**2.01**

1) There is no difference between basic and diluted earnings per share.

Revenue by segment Q. 1
EUR m



700
600
500
400
300
200
100
0
473.8
62.9
11.1
543.0
63.4
5.8
626.9
35.3
5.5
2005/06
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Revenue by region
Q. 1
EUR m


750
500
250
0
49.4
96.2
402.2
48.7
153.4
410.1
20.6
183.6
463.5
2005/06
2006/07
2007/08
Central and Eastern Europe
South East Europe
Austria

EBIT by segment
Q. 1
EUR m


100
90
80
70
60
50
40
30
20
10
0
-10
77.0
9.8
0.9
67.3
8.9
-0.8
90.4
3.1
-1.5
2005/06
2006/07
2007/08
Energy
Environmental Services
Strategic Investments and Other Business

Revenue and results

In the 1st quarter 2007/08, the EVN Group raised its total revenue by 9.1%, or EUR 55.5m, to EUR 667.7m. The Energy segment, which profited from lower temperatures in comparison to the preceding year, was completely responsible for this positive development. The Environmental Services segment, which is subject to project-related fluctuations, posted a decline in revenue.

The increased sales volumes in the Energy segment as well as higher primary energy prices led to a corresponding rise in the item "Electricity purchases and primary energy expenses" by 16.5%, or EUR 55.6m, to EUR 393.4m. The decrease in the costs of other materials and services by 31.5%, to EUR 51.7m, is chiefly related to lower volumes in EVN's project business.

On balance, the average number of employees in the EVN Group totalled 9,508 people in the 1st quarter 2007/08, a decline of 2.0%. This development is primarily related to the reduction in workforce numbers in Bulgaria and Macedonia, as well as the consolidation effect of the district heating plant TEZ Plovdiv. Despite the lower employee headcount, personnel expenses rose 7.9%, or EUR 5.2m, to EUR 71.0m. This can be attributed to an increase in staff count in Austria by 4.2%, or 99 employees, as well as contractually stipulated wage increases in all segments mandated by collective agreements.

Due to the increased investment volume of the past financial year, depreciation and amortisation in the EVN Group rose 6.7%, or EUR 2.8m, to EUR 44.8m. Other operating expenses rose 33.3%, or EUR 9.4m, to EUR 37.7m, which is related to higher write-offs of receivables in South-eastern Europe.

The results from operating activities (EBIT) of the EVN Group climbed by 22.0% year-on-year, or EUR 16.6m, to EUR 92.0m. The EBIT margin was 13.8%, up from a level of 12.3% in the previous year. The EBIT of the Energy segment improved by 34.4%, to EUR 90.4, whereas the EBIT of the Environmental Services segment fell from EUR 8.9m, to EUR 3.1m.

The financial results of the EVN Group in the 1st quarter of the 2007/08 financial year declined significantly, from EUR 13.8m to EUR 11.0m. Higher interest income from project financing receivables could not compensate for the lower income from other investments, increased interest expense and lower income from investments in securities and current financial assets.

As a consequence of these developments, the profit before income tax of the EVN Group in the 1st quarter 2007/08 amounted to EUR 102.9m, a rise of 2.7% compared to the previous year. Driven by a decrease in the income tax expense and a reduction in the minority interest, the net profit for the period (Group net profit) rose by 5.7%, or EUR 4.2m, to EUR 77.6m, compared to the same period of the preceding year.

Cash flow

The gross cash of the EVN Group amounted to EUR 118.1m in the 1st quarter of the 2007/08 financial year, an increase of 17.8 %, or EUR 17.9m, above the previous year's level. This is primarily related to the improvement in the profit before income tax amounting to EUR 2.7m, as well as an increase in total non-cash items of EUR 15.1m.

The comparatively low increase in current receivables related solely to the balance sheet date compared to the previous financial year, and the significant rise in current liabilities, resulted in a reduction in work-

ing capital, in contrast to the rise in working capital posted in the 1st quarter of 2006/07. On balance, the increase in the net cash flow from operating activities to EUR 137.8m was significantly higher.

The rise in ongoing investments in property, plant and equipment, the acquisition of TEZ Plovdiv and the increase in EVN's indirect stake in Rohöl-Aufsuchungs AG was partially compensated by proceeds from the disposal of current financial assets. All in all, the net cash flow from investing activities in the 1st quarter 2007/08 was –EUR 138.7m, representing an outflow of funds which was EUR 52.1m higher than in the previous year.

On balance, the EVN Group posted a positive net change in cash and cash equivalents, which amounted to EUR 46.8m, compared to a slightly negative net change in cash and cash equivalents in the 1st quarter 2006/07. Accordingly, cash and cash equivalents at the end of the period under review rose to EUR 101.2m. Taking account of the investments in current securities totalling EUR 260.1m (September 30, 2007: EUR 395.7m), the liquidity situation of the EVN Group continues to remain very stable.

Structure of Investments Q. 1
in %



100
80
60
40
20
0
18.8
43 6
12.0
18.0
7.4
0.2
5.0
36.2
1.7
45.2
11.7
0.2
20.9
6.3
67.1
5.4
0.3
2005/06
2006/07
2007/08

■ Energy Supply
■ Networks
■ Generation
□ South East Europe
□ Environmental Services
Strategic Investments and Other Business

Condensed consolidated cash flow statement	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
Profit before income tax	102.9	100.2	2.7	2.7	112.2
Non-cash items	15.1	0.0	15.1	–	13.4
Gross cash flow	**118.1**	**100.2**	**17.9**	**17.8**	**125.6**
Net cash flow from operating activities	**137.8**	**33.8**	**104.0**	**–**	**80.7**
Net cash flow from investing activities	**–138.7**	**–86.6**	**–52.1**	**–60.2**	**–81.1**
Net cash flow from financing activities	**47.7**	**50.9**	**–3.2**	**–6.3**	**24.5**
Net change in cash and cash equivalents	**46.8**	**–1.9**	**48.7**	**–**	**24.1**
Cash and cash equivalents at the beginning of the period	**54.4**	**76.8**	**–22.4**	**–29.2**	**82.4**
Cash and cash equivalents at the end of the period	**101.2**	**74.9**	**26.3**	**35.1**	**106.5**

Investments

Investments: +EUR 68.9m

The investments of the EVN Group in intangible assets and property, plant and equipment rose to EUR 111.1m during the period under review, an increase of EUR 68.9m compared to the preceding year. A total of EUR 74.5m was invested in South East Europe to upgrade and expand electricity meters and network technologies. In the Networks business unit, the focus was on expanding the Lower Austrian electricity and gas distribution networks. Investments in the electricity distribution network involved the construction of several high voltage transmission lines, whereas investments in the gas distribution network focused on the one hand on securing gas ducts in the high pressure system and on the other hand on expanding gas services to other districts or upgrading existing network services in the low pressure system.

Balance sheet structure
in %



100
90
80
70
60
50
40
30
20
10
0
17.5
82.5
13.5
38.4
48.1
15.4
84.6
13.8
37.4
48.8
30.9.2007
31.12.2007

- ■ Current assets
- ■ Non-current assets
- □ Current liabilities
- □ Non-current liabilities
- ■ Equity

Consolidated balance sheet	31.12.2007 EUR m	30.9.2007 EUR m	Change EUR m	Change %	30.9.2006 EUR m
Assets					
Non-current assets					
Intangible assets	357.8	327.9	29.9	9.1	333.0
Property, plant and equipment	2,239.2	2,149.1	90.0	4.2	2,026.4
Companies included at equity	633.6	460.3	178,3	38.7	424.3
Other financial assets	1,903.6	1,613.4	295.3	18.3	1,479.1
Other non-current assets	619.4	615.3	4.1	0.7	519.1
	5,763.6	**5,166.0**	**597.6**	**11.6**	**4,781.8**
Current assets					
Inventories	83.3	84.1	–0.8	–1.0	70.7
Current receivables and other current assets	570.3	539.9	30.4	5.6	618.6
Cash and cash equivalents	392.6	471.9	–79.3	–16.8	374.6
	1,046.2	**1,095.9**	**–49.7**	**–4.5**	**1,063.9**
Total assets	**6,809.8**	**6,261.9**	**547.9**	**8.7**	**5,845.8**
Equity and liabilities					
Equity					
Equity attributable to EVN shareholders	3,092.8	2,788.0	304.8	10.9	2,523.3
Minority interest	232.9	226.7	6.2	2.7	232.7
	3,325.7	**3,014.7**	**311.0**	**10.3**	**2,756.0**
Non-current liabilities					
Non-current loans and borrowings	1,221.5	1,172.6	48.9	4.2	1,397.2
Deferred tax liabilities	476.4	399.8	76.6	19.2	379.7
Non-current provisions	457.6	457.1	0.5	0.1	434.2
Deferred income from network subsidies	330.4	324.0	6.4	2.0	287.5
Other non-current liabilities	55.9	47.0	8.9	19.0	38.5
	2,541.8	**2,400.6**	**141.3**	**5.9**	**2,537.0**
Current liabilities					
Current loans and borrowings	257.1	247.2	9.8	4.0	15.3
Taxes payable	122.5	58,9	63,6	–	58.4
Trade payables	325.1	298.0	27.1	9.1	258.6
Current provisions	83.1	93.0	–9.8	–10.6	89.8
Other current liabilities	154.4	149.6	4.8	3.2	130.8
	942.2	**846.6**	**95.6**	**11.3**	**552.8**
Total equity and liabilities	**6,809.8**	**6,261.9**	**547.9**	**8.7**	**5,845.8**

Balance sheet

Balance sheet total: +EUR 547.9m

Since the last balance sheet date on September 30, 2007, the balance sheet total of the EVN Group rose by 8.7%, or EUR 547.9m, to EUR 6,809.8m. Non-current assets rose by 11.6%, whereas current assets declined by 4.5%.

Following an increase in non-current assets from EUR 5,166.0m to EUR 5,763.6m, non-current assets now comprise 84.6% of total assets, up from 82.5% at September 30, 2007. This development is primarily related to the rising level of investments, the increase in EVN's indirect stake in Rohöl-Aufsuchungs AG, and the further increase in value of EVN's shareholding in Verbundgesellschaft at the balance sheet date.

In terms of current assets, the decrease in cash and cash equivalents and a reduction in other receivables more than compensated for the seasonally-related increase in current receivables from the energy business. On balance, current assets declined from EUR 1,095.9m on September 30, 2007 to EUR 1,046.2m.

Equity ratio of 48.8%: gearing of 28.9% well below the energy sector average

The quarterly results and the change in the valuation of EVN's investment in Verbundgesellschaft without recognition through profit or loss led to an increase in the equity of the EVN Group by 10.3%, or EUR 311.0m, to EUR 3,325.7m. As a consequence, the equity ratio climbed from 48.1% to 48.8%. Taking account of the total net debt amounting to EUR 959.8m, the gearing of the EVN Group amounted to 28.9%, which continues to be well under the energy sector average.

During the period under review, non-current liabilities rose by 5.9%, to EUR 2,541.8m. This can be attributed to an increase in deferred tax liabilities due to the rise in value of EVN's shareholding in Verbundgesellschaft, as well as a slight rise in non-current loans and borrowings.

In terms of current liabilities, taxes payable, trade payables and current loans and borrowings increased while current provisions decreased. On balance, total current liabilities amounted to EUR 942.2m as at December 31, 2007, up 11.3% compared to the last balance sheet date on September 30, 2007.

Changes in consolidated equity statement EUR m	Share capital	Share premium	Retained earnings	Revaluation resverve according to IFRS 3	Valuation reserve according to IAS 39	Currency translation reserve	EVN AG shareholders	Minority interest	Total
Balance on 30.9.2006	**99.1**	**309.4**	**1,255.6**	**7.1**	**851.9**	**0.3**	**2,523.3**	**232.7**	**2,756.0**
Valuation gains/losses on financial instruments	–	–	–	–	86.2	–	86.2	–	86.2
Currency translation adjustments	–	–	–	–	–	0.8	0.8	–	0.8
Proportional share of changes to companies included at equity	–	–	–	–	7.9	–	7.9	–0.8	7,1
After-tax gains (+) or losses (–) recognised directly in equity	**–**	**–**	**0.0**	**–**	**94.1**	**0.8**	**94.9**	**–0.8**	**94.1**
Net profit for the period 2006/07	–	–	227.0	–	–	–	227.0	31.9	259.0
Total result for the period	**–**	**–**	**227.1**	**–**	**94.1**	**0,8**	**322,0**	**31.1**	**353.1**
Dividends 2005/06	–	–	–57.2	–	–	–	–57.2	–35.1	–92.4
Business combinations of fully consolidated companies	–	–	–	–	–	–	–	–1.9	–1.9
Balance on 30.9.2007	**99.1**	**309.4**	**1,425.5**	**7.1**	**946.0**	**1.1**	**2,788.0**	**226.7**	**3,014.7**
Valuation gains/losses on financial instruments	–	–	–	–	224.1	–	224.1	–	224.1
Currency translations adjustments	–	–	–	–	–	0.2	0.2	–	0.2
Proportional share of changes to companies included at equity	–	–	–	–	3.0	–	3.0	–	3.0
After-tax gains (+) or losses (–) recognised directly in equity	**–**	**–**	**0.0**	**–**	**227.1**	**0.2**	**227.2**	**–**	**227.2**
Net profit for the period 2007/08	–	–	77.6	–	–	–	77.6	6.2	83.8
Total result for the period	**–**	**–**	**77.6**	**–**	**227.1**	**0.2**	**304.8**	**6.2**	**311.0**
Balance on 31.12.2007	**99.1**	**309.4**	**1,503.0**	**7.1**	**1,173.1**	**1.3**	**3,092.8**	**232.9**	**3,325.7**

Business segments

Segment activities

Segment	Business areas
Energy[1]	Generation, Networks, Energy Procurement and Supply[2] and South East Europe
Environmental Services	Water, Wastewater and Waste incineration
Strategic Investments and Other Business	Strategic and other investments and Group services

1) The four business areas also comprise the four business units of the Energy segment.
2) Subsequently „Supply"

Energy segment

Key energy business indicators GWh	2007/08 Q. 1	2006/07 Q. 1	Changes Nominal	%	2005/06 Q. 1
Electricity generation	1,486	1,246	240	19.2	1,475
Thereof thermal power	1,152	995	157	15.8	1,309
Thereof renewable energy	334	251	83	32.8	166
Distribution volumes					
Electricity	5,279	4,937	342	6.9	3,761
Thereof Austria	1,988	1,909	79	4.1	1,899
Thereof Bulgaria	1,915	1,771	143	8.1	1,862
Thereof Macedonia	1,376	1,257	119	9.5	–
Gas[1]	7,117	5,993	1,124	18.8	7,550
Supply volumes to end customers					
Electricity[2]	4,987	4,712	274	5.8	3,556
Gas[3]	3,020	2,341	679	29.0	2,919
Heating	406	332	74	22.3	351

1) Incl. network sales to EVN power stations
2) In Bulgaria and Macedonia, energy sales to end customers correspond at present to distribution volumes.
3) Incl. gas wholesales amounting to 310 GWh (previous year: 280 GWh)

Revenue and earnings development	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	%	2005/06 Q. 1 EUR m
External revenue	**626.9**	**543.0**	**83.9**	**15.4**	**473.8**
Intra-Group revenue	3.5	2.5	1.0	37.6	2.9
Operating expenses	–498.8	–440.4	–58.4	–13.3	–363.3
EBITDA	131.6	105.2	26.4	25.1	113.4
Depreciation and amortisation	–41.2	–37.9	–3.3	–8.7	–36.4
Results from operating activities (EBIT)	**90.4**	**67.3**	**23.1**	**34.4**	**77.0**
EBIT margin (%)	14.3	12.3	–	–	16.2
Financial results	–9.5	–4.6	–4.9	–	–1.3
Profit before income tax	**80.9**	**62.6**	**18.2**	**29.1**	**75.7**
Investments	104.8	37.2	67.6	–	37.3

Electricity generation: +19.2%

In the 1st quarter 2007/08, EVN increased its generation of electricity by 19.2% compared to the level attained in the comparable period of the previous year, to 1,486 GWh. This development is chiefly related to the high spot market prices compared to last year. In addition, advantageous water flow conditions boosted the output of the hydropower plants. Consequently, the generation of electricity from renewable energy sources could be expanded by 32.8%, to 334 GWh.

Energy segment revenue: +15.4%

The external revenue of the Energy segment rose to EUR 626.9m, an increase of 15.4% above the previous year's level. This can be primarily attributed to the comparatively colder temperatures compared to the 1st quarter 2006/07, as well as price adjustments for electricity and gas, which were carried out effective December 1, 2006.

Electricity distribution volumes: +6.9%

Electricity distribution volumes of the EVN Group also climbed by 6.9%, to 5,279 GWh, which is due to prevailing weather conditions. In Austria, electricity distribution volumes rose by 4.1%, to 1,988 GWh, whereas electricity distribution volumes in Bulgaria were up 8.1%, to 1,915 GWh, and also increased in Macedonia by 9.5%, to 1,376 GWh. The impact of weather conditions was even more pronounced in regards to gas distribution volumes, which climbed 18.8%, to 7,117 GWh.

Electricity sales volumes: +5.8%

The cooler temperatures were also reflected in the rise of electricity sales volumes supplied to end customers by the EVN Group to 4,987 GWh, an increase of 5.8% compared to the 1st quarter 2006/07.

Coverage ratio from own electricity production: 29.8%

During the period under review, 29.8% of the total volume of electricity provided to end customers (Q1 2006/07: 26.4%) was generated in EVN's own power plants. Not taking into account EVN's subsidiaries in Bulgaria and Macedonia, which do not possess any major power generating capacity at present, the coverage ratio is 87.6%, up from 74.0% in the previous year.

Gas sales volumes: +29.0%

Gas sales volumes generally react more strongly to weather conditions than electricity consumption. The gas volumes sold by EVN during the period under review amounted to 3,020 GWh, or 29.0% above the comparable period of the preceding year.

Heating sales volumes: +22.3%

Total heating sales volumes rose 22.3%, to 406 GWh. This development can be attributed to the colder temperatures as well as an expansion of production facilities.

Generation business unit

Generation business unit[1]	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Changes EUR m	Changes %	2005/06 Q. 1 Mio EUR
Revenue	31.6	29.2	2.3	8.0	77.2
Results from operating activities (EBIT)	15.7	12.3	3,4	27.6	11.5
Profit before income tax	13.7	10.9	2.9	26.6	10.0
Investments	7.0	0.7	6.3	–	4.8

1) Since October 1, 2006, the revenue of this business unit only comprises the option value of the power plants, thus mainly representing the difference between the revenue for electricity and the accruing primary energy costs. The marketing of the electricity generated as well as primary energy sourcing is encompassed in the Supply business unit.

Revenue: +EUR 2.3m
EBIT: +EUR 3.4m

Revenue of the Generation business unit rose by 8.0%, to EUR 31.6m during the period under review, due to higher market prices and a higher level of electricity generation. The EBIT climbed by 27.6%, to EUR 15.7m,

primarily as the result of favourable water flow conditions at EVN's hydropower stations as well as lower expenses for planned power plant projects.

Networks business unit

Effective January 1, 2007, the Austrian regulatory authority imposed a mandatory reduction in gas network tariffs by an average of 4.0%. A new tariff rate appraisal carried out in January 2007 did not lead to any lowering of EVN's electricity network tariffs, due to the newly-launched incentive regulatory system. The incentive regulatory system for the electricity business will be extended to gas network tariffs as at February 1, 2008. On the basis of the new regulations, households with an average annual consumption of 15,000 KWh will be subject to a reduction of gas network tariffs of about 2.0%.

Networks business unit	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
Revenue	135.4	129.6	5.8	4.5	128.6
Results from operating activities (EBIT)	40.3	40.3	-	–	47.1
Profit before income tax	36.7	37.8	–1.1	–3.0	44.5
Investments	23.2	15.3	8.0	52.1	17.7

Due to the increase in electricity distribution volumes by 4.1%, and in gas distribution volumes of 18.8%, EVN's network revenues increased by 9.9%, or EUR 10.0m, to EUR 111.3m, despite the network tariff reductions.

Revenue: +EUR 5.8m
EBIT: stable

Based on lower revenues from EVN Group's cable TV and telecommunications services as well as declining proceeds from customer projects, the Networks business unit as a whole achieved an increase in revenue in the 1st quarter 2007/08 of 4.5%, or EUR 5.8m, to EUR 135.4m.

The positive development of electricity and gas distribution volumes was offset by higher expenses for operation and maintenance. Accordingly, the EBIT remained stable, matching last year's level of EUR 40.3m.

Supply business unit

Supply business unit[1)]	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
Revenue	334.1	274.8	59.3	21.6	221.0
Results from operating activities (EBIT)	46.4	24.3	22.1	90.8	18.3
Profit before income tax	49.4	26.2	23.2	88.5	21.0
Investments	–	2.1	–2.1	–100.0	7.6

1) In order to achieve an overall optimisation of EVN's activities in the energy business, the marketing of the electricity generated, the sourcing of the primary energy required as well as the payment for the option value of the power plants have also been encompassed within the Supply business unit, effective October 1, 2006.

In the 1st quarter 2007/08, the Supply business unit generated total revenue of EUR 334,1m, which represents an increase of 21.6%, or EUR 59.3m, compared to the comparable period of the preceding year. In addition to the considerable weather-related increases in heating and gas sales volumes, the improvement of business unit revenues is primarily due to the price adjustments carried out on December 1, 2006

Revenue: +EUR 59.3m
EBIT: +EUR 22.1m

as a response to higher primary energy prices. As a consequence of the increase in the item "Electricity purchases and primary energy expenses", the nominal rise in the EBIT, which climbed by EUR 22.1m to EUR 46.4m, was considerably lower than the corresponding growth in revenue.

South East Europe business unit

After the successful conclusion of the acquisition effective December 14, 2007, the Bulgarian district heating company TEZ Plovdiv will be included in this business unit.

South East Europe business unit	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
Revenue	183.6	153.4	30.2	19.7	96.2
Results from operating activities (EBIT)	–11.9	–9.6	–2.3	–23.8	0.1
Profit before income tax	–19.0	–12.3	–6.7	–54.6	0.2
Investments	74.5	19.1	55.5	–	7.3

Revenue: +EUR 30.2m
EBIT: –EUR 2.3m

In the 1st quarter of the financial year 2007/08, the South East Europe business unit posted a revenue increase of 19.7%, to EUR 183.6m. This was based on an increase in electricity sales volumes totalling 8.1% in Bulgaria and 9.5% in Macedonia, as well as slight price increases carried out in Bulgaria in July 2007 and in Macedonia in April 2007.

In Macedonia, the operating result improved slightly. In Bulgaria, the higher electricity sales volumes could not compensate for higher weather-related network losses as well as the negative effects of the unfavourable tariff rate decisions made by the Bulgarian regulatory authority on July 1, 2007. Moreover, increased expenses related to other operating areas had an adverse impact on results. On balance, the South East Europe business unit posted results from operating activities (EBIT) of –EUR 11.9m, a decline of EUR 2.3m.

Environmental Services segment

Revenue and earnings development	2007/08 Q.1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
External revenue	**35.3**	**63.4**	**–28.1**	**–44.3**	**62.9**
Intra-Group revenue	2.2	2.3	–0.1	–3.8	2.2
Operating expenses	–31.1	–53.0	21.9	41.4	–50.4
EBITDA	6.5	12.7	–6.3	–49.2	14.7
Depreciation and amortisation	–3.4	–3.8	0.4	10.2	–4.9
Results from operating activities (EBIT)	**3.1**	**8.9**	**–5.9**	**–65.8**	**9.8**
EBIT margin (%)	8.2	13.6	–	–	15.1
Financial results	2.9	–0.6	3.4	–	–1.7
Profit before income tax	**5.9**	**8.4**	**–2.5**	**–29.3**	**8.1**
Investments	6.0	4.9	1.1	21.7	3.0

In the waste incineration business area, scheduled construction began on the third waste incineration line at the waste incineration facility in Dürnrohr in June 2007, which is expected to commence operations in 2009 after a two-year construction period. Ensuring full-scale operations of the existing first and second waste incineration lines during the duration of this capacity expansion project poses a major challenge.

Waste incineration plant in Moscow in operation

In September 2007, EVN successfully completed the large-scale project to construct a waste incineration installation for the Russian capital of Moscow, with an annual capacity of 360,000t. The plant has been operating normally since January 2008.

WTE is leading a consortium to build a municipal wastewater treatment installation for about two million inhabitants of Istanbul, in cooperation with two Turkish construction companies. Total investment volume amounts to more than EUR 100m, of which WTE's share is about half the contract value. The project encompasses turn-key construction as well as operating the facility for a period of five years. The planned construction time will be about 2.5 years. The ground-breaking ceremony is expected to take place in the spring of 2008, after the necessary licenses have been granted.

The wastewater purification plant in Anthoupolis/Nicosia, Cyprus was completed and accepted by the municipal authorities. The operating company WTE Betriebsgesellschaft assumed responsibility for the facility and will be responsible for operating it over the next ten years. Considerable progress has been made towards finishing construction of a turn-key wastewater treatment plant in Kohtla-Järve, Estonia, which is expected to be put into operation in the near future.

New wastewater purification project in Warsaw

On January 30, 2008, WTE won a contract to modernise and expand a wastewater purification facility in the Polish capital of Warsaw, as part of a consortium with Veolia. The large project will raise total capacity to 450,000 m^3 per day, corresponding to 2.1m population equivalents. This effectively doubles the wastewater treatment capacity of the existing plant, transforming it into Poland's largest wastewater purification installation. Construction is scheduled to begin in August 2008, which will enable the consortium to hand over the plant in December 2010. WTE's share of the total investments amounts to EUR 80m.

In the water business area, the 30 kilometre long drinking water pipeline serving the Bisamberg region and the northern part of the Russbach valley was put into operation in October 2007. This project served as the basis for improving the quality of water for 40,000 inhabitants. The local water supply network in Maria Lanzendorf was acquired by EVN Wasser at the beginning of 2008, in which case another 2,000 inhabitants will be directly supplied with water by EVN.

Revenue: –EUR 28.1m
EBIT: –EUR 5.9m

In the 1st quarter of the 2007/08 financial year, total revenue in the Environmental Services segment declined by EUR 28.1m, to EUR 35.3m. The completion of the large waste incineration facility in Moscow was only partially offset by the start of various new smaller projects. The EBIT fell by EUR 5.9m, to EUR 3.1m.

In contrast, the profit before income tax only decreased by EUR 2.5m, to EUR 5.9m. Although lower profit contributions were derived from the wastewater treatment plant in Zagreb, financial results could be improved by higher interest income derived from leasing payments for the completed drinking water and waste incineration facility in Moscow.

Strategic Investments and Other Business segment

Revenue and earnings development	2007/08 Q. 1 EUR m	2006/07 Q. 1 EUR m	Change EUR m	Change %	2005/06 Q. 1 EUR m
External revenue	**5.5**	**5.8**	**–0.3**	**–5.8**	**11.1**
Intra-Group revenue	16.0	10.1	5.9	58.2	9.0
Operating expenses	–22.5	–16.2	–6.3	–39.0	–18.5
EBITDA	–1.1	–0.3	–0.8	–	1.5
Depreciation and amortisation	–0.4	–0.5	0.1	18.3	–0.6
Results from operating activities (EBIT)	**–1.5**	**–0.8**	**–0.7**	**–88.1**	**0.9**
EBIT margin (%)	–7.0	–5.0	–2.0	–	4.4
Financial results	19.5	31.9	–12.4	–38.9	27.5
Profit before income tax	**18.0**	**31.1**	**–13.1**	**–42.2**	**28.4**
Investments	0.3	0.1	0.2	–	0.1

The profit before income tax of the Strategic Investments and Other Business segment declined by 42.4%, or EUR 13.1m, compared to the 1st quarter 2006/07. This can be primarily attributed to a decrease in the financial results, which in comparison to the preceding year declined as the result of lower gains from financial investments in securities and current financial assets.

Segment reporting by area of business	Energy		Environmental Services		Strategic Investments and Other Business		Consolidation		Total	
EUR m	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1
External revenue	**626.9**	**543.0**	**35.3**	**63.4**	**5.5**	**5.8**	**–**	**–**	**667.7**	**612.2**
Intra-Group revenue (between segments)	3.5	2.5	2.2	2.3	16.0	10.1	–21.6	–14.9	–	–
Operating expenses	–498.8	–440.4	–31.1	–53.0	–22.5	–16.2	21.5	14.7	–530.9	–494.8
EBITDA	**131.6**	**105.2**	**6.5**	**12.7**	**–1.1**	**–0.3**	**–0.2**	**–0.2**	**136.8**	**117.5**
Depreciation and amortisations	–41.2	–37.9	–3.4	–3.8	–0.4	–0.5	0.2	0.2	–44.8	–42.0
Results from operating activities (EBIT)	**90.4**	**67.3**	**3.1**	**8.9**	**–1.5**	**–0.8**	**–**	**–**	**92.0**	**75.4**
EBIT margin (%)	14.3	12.3	8.2	13.6	–7.0	–5.0	–	–	13.8	12.3
Financial results	–9.5	–4.6	2.9	–0.6	19.5	31.9	–1.8	–1.9	11.0	24.8
Profit before income tax	**80.9**	**62.6**	**5.9**	**8.4**	**18.0**	**31.1**	**–1.8**	**–1.9**	**102.9**	**100.2**
Investments[1)]	**104.8**	**37.2**	**6.0**	**4.9**	**0.3**	**0.1**	–	**–**	**111.1**	**42.2**

Segment reporting by region	Austria		South East Europe		Central and Eastern Europe		Total	
EUR m	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1	2007/08 Q. 1	2006/07 Q. 1
Revenue	463.5	410.1	183.6	153.4	20.6	48.7	667.7	612.2
Results from operating activities (EBIT)	103.8	78.5	–11.9	–9.6	0.1	6.6	92.0	75.4
Investments[1)]	35.9	20.8	74.5	19.1	0.7	2.3	111.1	42.2

1) In intangible assets and property, plant and equipment

The EVN share

Stock market turbulences

Since July 2007, the mortgage and financial crisis in the USA has led to turbulences on international stock markets, which did not subside in the period October – December 2007. Although the specific effects on the real economy were not yet foreseeable, the U.S. Federal Re-serve was prompted to carry out a series of five interest rate reductions, slashing the prime rate from 5.25% in September 2007 to 3.00% as at January 30, 2008. In contrast, the European Central Bank (ECB) maintained interest rates at a stable level in recent months, with the prime rate hovering at 4.00%. This different approach to interest rate policies led to conflicting share price developments on international capital markets.

The German DAX rose by 2.6% in the 4th quarter of 2007, whereas the European EuroStoxx 50 registered a slight gain in value of 0.4%. In contrast, the U.S. Dow Jones Index declined by 4.5%. The Japanese Nikkei share index posted the biggest losses among all major share indices, recording an 8.8% decrease in value. The ATX benchmark index of the Vienna Stock Exchange was down 0.3% during the period under review. The Dow Jones Euro Stoxx Utilities index, which is relevant to EVN, achieved above-average growth, posting a gain of 8.5%.

The EVN share ended the 2007 calendar year at a share price of EUR 88.54, down 2.2% compared to the previous quarter. The market capitalisation amounted to EUR 3.6 bn, calculated on the basis of the year-end closing share price. Daily turnover in EVN shares on the Vienna Stock Exchange continued to be stable at about 19,000 shares (counted once). Total turnover in EVN shares in the 4th quarter 2007/08 amounted to about EUR 100m (counted once), or 0.45% of total Vienna Stock Exchange trading volume. The weighting of the EVN share on the ATX Prime Index reached a level of 1.22% as at the end of December 2007.

EVN share price – relative development


140
130
120
110
100
%
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2.10.2006
2007
EVN closing price
ATX
ATX Prime
Dow Jones Euro Stoxx Utilities

EVN share–index weighting	28.12.2007
ATX Prime	1.22%
WBI (Vienna Stock Exchange Index)	2.48%

EVN share – performance		2007/08 Q. 1	2006/07 Q. 1	2005/06 Q. 1
Share price at the end of December	EUR	88.54	88.95	68.60
Highest price	EUR	93.00	90.98	76.89
Lowest price	EUR	82.24	83.00	65.20
Value of shares traded[1]	EUR m	100	81	71
Average daily turnover[1]	Shares	18,958	15,789	16,992
Share of total turnover[1]	%	0.45	0.52	0.69
Market capitalisation at the end of December	EUR m	3,620	3,636	2,804

1) Vienna Stock Exchange, counted once

Financial calendar 2007/08[1]

Results H. 1 2007/08	May 29, 2008
Results Q. 1–3 2007/08	August 28, 2008
Annual results 2007/08	December 11, 2008

1) Preliminary

EVN share – basic information

Share capital	EUR 99,069,392.62
Denomination	40,881,455 zero par value shares
ISIN security code number	AT0000741053
Tickers	EVNV.VI (Reuters); EVN AV (Bloomberg); AT; EVN (Dow Jones); EVNVY (ADR)
Stock exchange listing	Vienna
ADR programme; depositary	Sponsored level one ADR program (5 ADR = 1 share); Bank of New York
Ratings	A1, stable (Moody's); A, stable (Standard & Poor's)

EVN AG

EVN Platz
A-2344 Maria Enzersdorf
Phone +43 2236 200-0
Fax +43 2236 200-2030

Investor Relations
Klára Székffy
Phone +43 2236 200-12745
Fax +43 2236 200-82745
investor.relations@evn.at

Information on the Internet
www.evn.at
www.investor.evn.at
www.responsibility.evn.at

greenprint
carbon neutral printed

This report was printed on environment-friendly paper containing a minimum of 50% FSC accredited pulp. Production took place using power derived from renewable sources in line with the strict greenprint ecological directives. The CO_2 emissions from paper and printing production were neutralised by the purchase of Gold Standard certificates. The entire rekated sum flows into a WWF-selected climate protection project in India.

END